SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                      FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For the Period Ended: March 31, 2004

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: FreeStar Technology Corporation

Former Name, if Applicable:  Freestar Technologies

Address of Principal Executive Office (Street and Number):

Calle Fantino Falco, J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE

The Registrant is in the process of compiling information for the quarterly period ended March 31, 2004 for the Form 10-QSB, all of which information has not yet been received and processed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Paul Egan:  (809) 503-5911.

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [   ] No

The Registrant expects to report a lower loss in its results of operations for the three and nine months ended March 31, 2004 than it did in the three and nine months ended March 31, 2003, primarily due to a decrease in stock compensation and gain on the settlement of a legal action. The Registrant expects revenues to be approximately the same for the three months ended March 31, 2004 as compared with the three months ended March 31, 2003; however, it expects revenues for the nine months ended March 31, 2004 to be higher as compared to the nine months ended March 31, 2003 due to the acquisition of Rahaxi Processing Oy during fiscal year ended June 30, 2003. Because of the complexities involved in the consolidation of the Registrant's accounts, it is impractical to provide accurate estimates of the revenue and loss at this time.


The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Freestar Technology Corporation

Dated: May 18, 2004                    By: /s/  Paul Egan
                                       Paul Egan, President